EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-197734 on Form N-1A of our reports dated March 21, 2017, relating to the financial statements and financial highlights of Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares, one of the funds constituting Eaton Vance NextShares Trust II (the “Trust”), and the 5-to-15 Year Laddered Municipal Bond Portfolio, appearing in the Annual Report on Form N-CSR of the Trust for the period ended January 31, 2017, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

May 25, 2017